02020545

73 6894

2-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2002

Commission File Number: 1-9059

BARRICK GOLD CORPORATION
(Name of Registrant)

Royal Bank Plaza
South Tower, Suite 2700
P.O. Box 119
Toronto, Ontario
Canada M5J 2J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No __X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

The Registrant's Press Release announcing 2001 Operating Results attached as Exhibit 1 hereto are incorporated by reference as exhibits to the Registrant's Registration Statements on Form F-3 (No. 33-14148 and 333-14216) and Form F-9 (No. 333-6756).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: February 25, 2002

By:________________________

Name: Sybil E. Veenman

Title: Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Barrick Gold Corporation Press Release	

EXHIBIT 1

BARRICK

Press Release

For Immediate Release

Barrick Reports Operating Results For 2001

First Year Reporting Combined Operations - Barrick/Homestake

BARRICK GOLD CORPORATION TODAY REPORTED OPERATING RESULTS FOR 2001, WITH RECORD PRODUCTION OF 6.1 MILLION OUNCES OF GOLD AT CASH COSTS OF US$162 PER OUNCE, WHILE PROVEN AND PROBABLE GOLD RESERVES INCREASED TO 82.3 MILLION OUNCES.

"With the Homestake merger completed," said Barrick President and Chief Executive Officer Randall Oliphant, "we have eight major properties on four continents, a promising exploration portfolio and -- with our strong balance sheet -- we have the ability to grow organically or through disciplined acquisitions."

For the fourth quarter of 2001, the Company reported net income of US$55 million (US11 cents per share) before one-time charges. After recording costs associated with the merger of US$117 million (US$107 million after tax) and a provision for the judgement rendered in the Troilus lawsuit of US$59 million (US$42 million after tax), Barrick reported a fourth quarter loss of US$94 million (US17 cents per share). The Company has appealed the Troilus judgment.

Barrick's earnings for 2001 were US$245 million (US46 cents per share) compared to US$168 million in 2000 (US32 cents per share), before the charges referred to above. Net income was US$96 million (US18 cents per share) compared to a loss of US$1,189 million (US$2.22 per share) in 2000. Operating cash flows were US$721 million (US$1.35 per share) in 2001 compared to US$940 million (US$1.76 per share) in 2000.

Premium Gold Sales Program

The Company achieved a premium over the spot price of gold for the 14th year in a row, generating US$289 million in additional revenue in 2001. Barrick realized US$341 per ounce on its gold sales (61 percent of pro forma production); a premium of US$70 per ounce over the average spot price of US$271. Overall, the combined company realized US$317 per ounce, a US$46 per ounce premium over the spot price of gold.

The total number of forward sales contracts stands at 18.2 million ounces at December 31, 2001, including the addition of 1.9 million ounces from Homestake. This equates to 22 percent of reserves, which is in line with Barrick's historic average of 21 percent.

For 2002, the Company currently intends to deliver 50 percent of its production at US$365 per ounce with the balance sold on the spot market. Considering current market conditions and the larger production base with the merger, the Company lowered the percentage of production delivered into the Program to 50 percent.

Production and cost targets in line for 2001, reserves increase

Gold production in 2001 increased to a record 6.1 million ounces, from 5.95 million ounces in 2000 for the combined Barrick/Homestake. Total cash costs per ounce were US$162 per ounce, compared to US$155 per ounce in 2000.

For 2002, Barrick expects production of 5.7 million ounces of gold at total cash costs of US$167 per ounce. The lower production is due principally to the planned closure of several mines.

The Company reported proven and probable gold reserves for 2001 of 82.3 million ounces, up from 79.3 million ounces of gold for the combined Barrick/Homestake in 2000, after producing more than 6 million ounces during the year. Reserve increases at Veladero, Bulyanhulu and the Cowal project more than offset lower reserves in North and South America including a 1.7 million ounce decrease of reserves at the Meikle Mine.

"We are pleased with our increased gold reserves and we have plans to advance our development projects," said John Carrington, Vice Chairman and Chief Operating Officer. "Overall, each of our operations made strides to improve their operating contribution."

Outlook

Production for 2002 is expected to be 5.7 million ounces of gold, of which one half is expected to be sold at US$365 per ounce under the Company's Premium Gold Sales Program, with the balance being sold on the spot market. Cash costs and total production costs are expected to be US$167 and US$254 per ounce, respectively. In addition, the Company expects administration and exploration expenses to decline to US$55 million each. Interest expense is expected to be US$55 million, as the Company will no longer be capitalizing interest, with the completion of Bulyanhulu and Rodeo and the deferral of Pascua-Lama. Capital spending is expected to decrease to less than US$230 million (excluding non-cash amortization of deferred mining costs).

Barrick is also focused on the opportunity the merger brings to a unified Pascua-Lama and Veladero district, with 25 million ounces of proven and probable reserves. The Company anticipates both capital and operating cost synergies between the two deposits, which are located just 5 kilometers apart. At Veladero, a feasibility study for a phase one, valley-fill heap leach operation is expected to be completed in the first quarter of 2002. Further optimization of the project and permitting work will take place during the year.

Barrick enters 2002 with the strongest balance sheet in the gold mining industry, high quality assets, a cash and short-term investment position of US$733 million and virtually no net debt.

Investor Contact:
Richard Young
Vice President,
Investor Relations
Tel (416) 307-7431
Fax (416) 861-0727

Media Contact:
Vincent Borg
Vice President,
Corporate Communications
Tel (416) 307-7477
Fax (416) 861-1509

Internet:*www.barrick.com*

Certain statements included herein, including those regarding, production, realized gold prices and costs constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Key Statistics

(in United States dollars) (Unaudited)	Twelve months ended Dec. 31, 2001	2000
Operating Results		
Gold production (000's ounces)	6,124	5,950
Gold sold (000's ounces)	6,278	5,794
Per Ounce Data		
Average spot gold price	$ 271	$ 279
Average realized gold price	317	334
Cash operating costs	155	147
Total cash costs [1]	162	155
Total production costs	247	240
Financial Results (millions)		
Revenue from gold sales	$ 1,989	$ 1,936
Net income (loss)	96	(1,189)
Operating cash flow	721	940
Per Share Data (dollars)		
Net income (loss) (fully diluted)	$ 0.18	$ (2.22)
Operating cash flow	1.35	1.76
Common shares (as at Dec. 31) (millions)		
Outstanding	536	536

	As at Dec. 31, 2001	As at Dec. 31, 2000
Financial Position (millions)		
Cash and short-term investments	$ 733	$ 822
Working capital	484	576
Long-term debt	793	901
Shareholders' equity	3,192	3,190

[1] *Includes royalties and production taxes.*

Gold Production and Cost Summary

For the year ended December 31,	Production 2001	Production 2000	Total Cash Costs 2001	Total Cash Costs 2000
North America				
Betze-Post	1,549,975	1,646,640	$ 215	$ 195
Meikle	712,688	805,718	147	117
Goldstrike Property	2,262,663	2,452,358	193	169
Round Mountain	373,475	243,734	187	202
Hemlo	307,514	304,882	196	190
Eskay Creek	320,784	333,167	49	19
Holt-McDermott	83,577	90,712	165	148
	3,348,013	3,424,853	179	157
Australia				
Plutonic	288,360	253,643	166	198
Darlot	125,024	127,099	173	192
Lawlers	103,915	101,144	191	214
Yilgarn District Total	517,299	481,886	173	200
Kalgoorlie	384,362	393,794	203	189
	901,661	875,680	186	195
South America - Pierina	911,076	821,614	40	43
Africa - Bulyanhulu	241,575	-	197	-
Other/mines closing in 2002	721,771	827,524	198	212
Total	6,124,096	5,949,671	$ 162	$ 155

Consolidated Production Costs per Ounce

For the year ended December 31,	2001	2000
Direct mining costs	$ 157	$ 143
Applied stripping	7	15
By-product credits	(9)	(11)
Cash operating costs	155	147
Royalties	6	7
Production taxes	1	1
Total cash costs	162	155
Amortization	76	79
Reclamation	9	6
Total production costs	$ 247	$ 240

Management's Discussion and Analysis

For the year, the Company produced 6.1 million ounces of gold at total cash costs of $162 per ounce, with the recently acquired Homestake mines contributing 2.4 million ounces at $167 per ounce to the 2001 total. Barrick benefited from record production and costs at Pierina, Round Mountain and from the Yilgarn operations, as well as strong contributions from Goldstrike and Eskay Creek and production from the Company's newest mine, Bulyanhulu in Tanzania. Net income, before one-time merger related costs ($117 million) and a litigation ($59 million) initiated several years ago against Homestake, was $245 million, while operating cash flows were $721 million for 2001. Those totals compare to net income (before a provision for mining assets) of $168 million and operating cash flow of $940 million for 2000.

Overview

Barrick completed the merger with Homestake Mining Company ("Homestake"), an international gold mining company with operating mines in the United States, Canada, Chile, and Australia on December 14, 2001. The Company is projected to be the world's second-largest gold producer, with among the lowest cash costs of any major producer and the industry's strongest balance sheet. Barrick issued approximately 140 million shares to acquire Homestake at a total cost of $2.3 billion.

During the second half of the year, the Financial and Administrative Integration Team increased the estimated annual merger-related cost savings from $55 million a year, beginning in 2002, to $60 million, with the Company anticipating further costs savings in 2003 and 2004. A second integration team, focused on operations, undertook a comprehensive assessment of the potential to expand production and cost savings opportunities at the combined company's properties on four continents. Some of the opportunities identified in this exercise are reflected in the 2002 mine operating plans, while mine management looks to implement additional opportunities this year and next. A third integration team, tasked with examining development opportunities, is assessing synergies at the Pascua-Lama/Veladero properties as a unified district, with an emphasis on greater speed in development, as well as reduced capital and operating expenditures.

Gold Sales

Revenue for 2001 reached $1,989 million on gold sales of 6,278,000 ounces, compared with $1,936 million on gold sales of 5,794,000 ounces in 2000. The higher revenues result from an 8 percent increase in gold sales, partially offset by a $17 per ounce or 5 percent decline in the realized price. For the year, Barrick realized a $70 per ounce premium over the average spot price of $271 on the 61 percent of production delivered into the Company's Premium Gold Sales Program, compared with a realized price of $360 in 2000 and a premium of $84 on the 63 percent of production delivered into the Program. The balance of the ounces sold -- principally Homestake's production -- were sold at an average price of $277 per ounce in 2001. Overall, the Company realized $317 per ounce, $46 higher than the average spot price for the year, generating an additional $289 million in revenue.

The number of spot deferred contracts in the Company's Premium Gold Sales Program totaled 18.2 million ounces at December 31. This represents approximately 22 percent of reserves, deliverable over the next 15 years at an average minimum price of $345 per ounce, with a minimum floor price of $365 per ounce on 50 percent of planned production in 2002. The balance of 2002 production is expected to be sold at spot gold prices.

OPERATIONS OVERVIEW

For the year 2001, the Company reported total operating costs, including reclamation, of $1,080 million, compared with $950 million for the year prior. On a per-ounce basis, total cash costs for the year were $162, compared to $155 per ounce for 2000. With the continued weakness in gold prices, all of the Company's mines have focused on reducing costs under their control across all areas of their operation, including unit mining, processing and administrative costs per ton. At the same time, higher power costs and lower grades at Goldstrike and lower recovery rates during start-up at Bulyanhulu have resulted in the higher cash costs per ounce compared to the prior year period. Barrick's Other Properties include seven mines in various stages of closure. Two of the mines were closed in 2001 (Homestake and Mount Charlotte), with five scheduled to close in 2002 (El Indio, Bousquet, McLaughlin, Ruby Hill and Agua de la Falda).

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

(in millions of United States dollars except per ounce amounts)	*Twelve months ended Dec. 31,* 2001	2000
Operating costs per financial statements	$ 1,080	$ 950
Reclamation accrual and other	60	50
Operating costs for per ounce calculation	$ 1,020	$ 900
Ounces sold (thousands)	6,278	5,794
Total cash costs per ounce	$ 162	$ 155

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, capital, development and exploration costs.

North American Operations

Barrick's North American operations produced 3,348,013 ounces of gold, 55 percent of the Company's total production, at $179 per ounce. Round Mountain (Nevada) reported record results, while Eskay Creek (British Columbia) produced its second best results in the mine's history. The Goldstrike Property again contributed solid results, despite higher power costs and lower processed gold grades.

Goldstrike Property *(Nevada)*

The Goldstrike Property produced 2,262,663 ounces of gold in 2001, an 8 percent decrease compared to the property's record 2000 production, largely due to an anticipated 22 percent reduction in grades processed and marginally lower recovery rates, partially offset by higher throughput at the process facilities. At $193 per ounce, total cash costs for 2001 were higher than the year earlier of $169 per ounce because of the lower grades processed.

The Goldstrike Property has essentially moved to reserve grade in 2002, increasing throughput to maintain its consistent 2 million-ounce production level. For 2002, the property is expecting to produce 2.1 million ounces of gold, 7 percent lower than 2001, while total cash costs are expected to rise 6 percent to $205 per ounce. Through productivity improvements, the Property expects to be able to partially offset the anticipated 15% reduction in ore grades processed and a power cost increase -- the third in the last two years -- totaling $10 million, or $5 per ounce.

Betze-Post Mine

The Betze-Post Mine produced 1,549,975 ounces of gold for the year, 6 percent lower than the previous year, as mining of high-grade ore in the 7th West Layback was completed in the second quarter 2001. Total cash costs were $215 per ounce, compared to $195 in 2000. Recovery rates were 2.5 percent lower than the year earlier, due to a significant amount of transitional ore (1.5 million tons) processed primarily in the third quarter. The Mine is expecting to experience lower recovery rates on the planned 2 million tons of transitional ore to be encountered over the next two years.

The Mine expects to produce about 1.4 million ounces of gold in 2002 at total cash costs of $220 per ounce. The lower production and higher costs relate to 20 percent lower grades processed, partially offset by lower unit mining, processing and administration costs.

Meikle Mine

The Meikle Mine produced 712,688 ounces of gold for the year, 7 percent higher than plan. Total cash costs were $147 per ounce, compared to $117 per ounce in 2000 with higher costs attributable to planned mining of lower grade ore in Meikle, more low-grade development ore and higher training costs.

Tons mined surpassed plan by 13 percent in 2001, due to an increase in development ore from Griffin and to the earlier than expected access to Rodeo development ore.

Production for 2002 is expected to total 708,000 ounces. Total cash costs are expected to be $173 per ounce, with the higher costs related to a decrease of 14 percent in ore grades processed, an increase of 18 percent in tons mined and higher mining costs.

Round Mountain *(Nevada)*

Round Mountain contributed 373,475 ounces of gold in 2001, at a total cash cost of $187 per ounce, to Barrick's 50 percent account. The record production and costs were due to higher gold grades through the mill, as well as to Round Mountain's reusable leach pad. In addition, the run-of-mine leach pad contributed 5 percent more gold than in 2000.

For 2002, the Mine is expected to contribute 362,500 ounces of gold to Barrick's account at cash costs of $198 per ounce. The marginally lower production and higher costs are primarily due to lower production from the run-of-mine leach pad. The Mine has a $2.5 million exploration program planned to follow up on the Gold Hill target, where wide space drilling identified prospective opportunities in 2000.

Eskay Creek *(British Columbia)*

Eskay Creek produced 320,784 ounces of gold and 15.5 million ounces of silver in 2001 at a total cash cost of $49 per ounce. The low cash costs are attributable to the richness of the ore body. 2001 was the second best year in the Mine's seven-year history. Productivity improvement in the underground, new equipment purchases and relaxing of the blending constraints led to a 8 percent improvement in tons mined in 2001. Eskay Creek's mining and processing rates are expected to continue to increase an additional 12 percent in 2002.

For 2002, production is expected to rise to 366,000 ounces of gold and 16 million ounces of silver, at total cash costs of $51 per ounce, despite marginally lower gold and silver grades. The Mine has an extensive exploration program set to begin in 2002 to follow up on encouraging drill results from the fourth quarter of 2001.

Hemlo *(Ontario)*

Hemlo is a joint venture of the David Bell and Williams underground mines and the Williams open pit, of which Barrick owns a 50 percent interest. In 2001, Hemlo produced 307,514 ounces of gold to Barrick's account, at total cash costs of $196 per ounce. The increase in production and decrease in cash costs are attributable to productivity improvements in the underground and the mill since the closure of the David Bell mill in 1999. Increased production from the Williams pit also contributed to the strong results. Exploration in 2001 added 900,000 ounces - before production (450,000 ounces to Barrick's account) to reserves, primarily from the expansion of the Williams pit.

For 2002, production is expected to total 304,000 ounces of gold at a total cash cost of $192 per ounce. The marginal decrease in cash costs relates to a slight reduction in grades processed and the additional cost of operating a new grinding mill, offset by improved recovery rates and throughput from the new mill scheduled to be completed in the first quarter of 2002.

South American Operations

Barrick's South American operations consist of the Company's second largest cash flow generator, the low-cost Pierina Mine, which set property records for production and costs in 2001, and the Company's largest development project, the Pascua-Lama and Veladero district, which straddles the Chilean and Argentinean border. Barrick also has significant exploration programs in Peru, and, to a lesser extent, in Chile and Argentina, where the Company believes prospects for discovery of large gold mines are good.

Pierina Property *(Peru)*

The Pierina Mine reported record production of 911,076 ounces of gold in 2001, at the lowest costs in the Mine's history of $40 per ounce. In 2000, Pierina's production totaled 821,614 ounces at a total cash cost of $43 per ounce. Unit operating costs -- particularly administrative, labor and reagent costs -- continue to decrease from earlier life-of-mine estimates. In 2001, 220,000 ounces were added to reserves through an infill drilling program, which successfully converted material previously defined as waste into ore. The 2002 program will follow up on targets located near surface at the north end of the pit, as well as one adjacent to the final wall of the south end of the pit. In addition, in 2002, the Mine will finalize the optimization plan that began in 2001, with an expected further reduction in life-of-mine cash costs.

Pierina expects to produce 820,000 ounces of gold in 2002, at a total cash cost of $77 per ounce. The higher costs reflect a 20 percent reduction in grades processed, a 26 percent increase in tons processed and higher applied mining costs.

Pascua-Lama and Veladero Project *Chile / Argentina)*

Current work on the Pascua-Lama project is directed at investigating improvements to infrastructure and process costs. On the process front, initial studies indicate opportunities to lower the capital cost of developing the project. The Company has made the decision to postpone construction start-up, based on current low gold and silver prices; however, optimization work on the development plan as well as permitting is continuing. The Company is evaluating unified development opportunities made possible by the merger with Homestake and early work suggests that both Pascua-Lama and Veladero will benefit in a variety of ways, both in terms of capital and operating cost savings. Immediate synergies include the sharing of infrastructure, administration costs and background environmental work, as well as the incorporation of Barrick's Filo Norte reserves into the Veladero mine plan.

The Veladero Project is currently half way through its 2001/2002-field season. Activities in 2001 consisted of over 50,000 meters of definition drilling to expand reserves to 8.4 million ounces, for Canadian reserve reporting purposes. Extensive metallurgical test work is underway, which includes tunneling into the ore body for approximately 825 tons of ore for test heap leaching on site, as well as work for the environmental permits. An updated feasibility study is expected to be completed in early 2002 to bring the project into reserves for US GAAP purposes. The feasibility study envisions an open pit mining operation with a two stage crushing circuit and conventional valley-fill heap leach, very similar to the Company's Pierina Mine. Veladero could be the first phase of development of the consolidated district that extends approximately 125 kilometers along the Chilean/Argentinean border.

The Pascua-Lama/Veladero District has the capability to be a low cost, long-life gold producing district that could provide the Company with significant growth in production, earnings, and cash flow in the future.

Australian Operations

With the Homestake merger providing two key assets -- a 50 percent interest in the Kalgoorlie Super Pit, Australia's largest gold mine, and three mines comprising the Yilgarn district -- Barrick now ranks as the second largest gold producer in Australia. In addition, the merger adds a portfolio of exploration properties, the most advanced of which is the Cowal project, with 2.8 million ounces of proven and probable reserves and an updated development plan underway.

Plutonic *(Western Australia)*

Plutonic, the largest of the three Yilgarn district mines, produced 288,360 ounces of gold, a 14 percent increase over 2000, at total cash costs 16 percent lower than last year at $166 per ounce. A higher open pit mining rate, higher gold grades from the underground and improved recovery rates combined with a favorable exchange rate led to the higher production at lower cost.

For 2002, production is expected to increase an additional 13 percent to 325,000, at total cash costs of $156 per ounce. The higher production and lower costs are primarily due to the expanding higher-grade underground operations, where the mining rate is increasing 33 percent, increasing the overall average grade processed by 40 percent.

Darlot and Lawlers *(Western Australia)*

The Darlot Mine produced 125,024 ounces of gold in 2001, similar to the previous year, while total cash costs declined 10 percent to $173 per ounce. The Lawlers Mine produced 103,915 ounces of gold at $191 per ounce, with production marginally higher than 2000 and costs 11 percent lower than the prior year, due to the favorable exchange rates.

For 2002, Darlot is expecting to increase production to 139,000 ounces at total cash costs of $154 per ounce, while Lawlers expects to increase production to 108,000 ounces at total cash costs of $178 per ounce.

Kalgoorlie (Super Pit)
(Western Australia)

The Kalgoorlie Super Pit produced 768,725 ounces of gold, of which 384,362 were on the Company's account at total cash costs of $203 per ounce. Production was marginally lower than in the prior year, while total cash costs were 7 percent higher. These results were due to marginally lower grades in both the open pit and underground and higher unit mining, processing and administration costs than the previous year. The higher open pit costs were due to higher fuel costs and lower productivity in areas around historical underground working voids. The higher underground costs were a result of winding down operations during the year. The underground ceased operations in the fourth quarter of 2001. Higher processing costs were due to higher maintenance costs and higher power and reagent costs.

For 2002, Barrick expects the Mine to produce 734,867 ounces of gold, 367,433 to the Company's account, at total cash costs of $205 per ounce with marginally lower overall gold grades after the closing of the higher-grade underground operation in 2001.

Cowal Project *(New South Wales)*

The Company acquired the Cowal project through the merger with Homestake, which had acquired Cowal in the spring of 2001. In the latter part of 2001, Homestake/Barrick began a technical program, including drilling and engineering studies to update the feasibility study. At year-end, 2.8 million ounces were added to reserves. The preliminary estimates are production of 250,000 ounces per year. In 2002, the Company will continue with the program, including further drilling, and finalize the technical program.

Tanzania *(East Africa)*

Tanzania represents Barrick's newest frontier, with the opening of its first mine at Bulyanhulu in April 2001, as well as the Company's largest and most aggressive early stage exploration program in its history. The Company holds over 6,000 square kilometers in the Lake Victoria goldfields of northern Tanzania, one of the top exploration areas of the world for major new discoveries. In 2001, six areas underwent initial drill testing with positive results. The 2002 program will follow up drilling on targets initially tested last year, while completing a feasibility study for the Tulawaka Property in the second half of 2002.

Bulyanhulu Property

The Company's newest mine enjoyed a smooth start-up in 2001, working at or better than expectation in most areas. Recovery rates provided the only exception, running 7 percent below plan for most of the year. Improvements during the second half of the year led to recovery rates rising to 86 percent in December. The Mine produced 241,575 ounces of gold at total cash costs of $197 per ounce.

Mining rates averaged almost 1,700 tons per day, and unit-mining costs were on plan. The shaft should reach its planned depth and be fully equipped early in 2003, well ahead of the original plan's fourth quarter 2003 completion date.

Bulyanhulu's process facilities operated at 13 percent above forecast throughput levels for the year, while unit-processing costs were lower than plan, due to the higher throughput levels. The mill processed lower grade ore during the second half of the year while the process group worked on improving recovery rates. Gold recoveries, while lower than plan, improved to 86 percent in December, as modifications to the gravity circuit were completed. Modifications to the flotation plant to increase the recovery rate to design are expected to be implemented in the first half of 2002 at a cost of about $5 million.

As a result of significant exploration success during the first half of the year, Bulyanhulu's 2001 exploration program was doubled to more than 170,000 meters at an additional cost of $7 million. Second quarter development of an incline to access the east ore zone from the 4,700-meter elevation level is expected to be completed by the second half of 2002, at a cost of $7 million, and should provide a platform for additional exploration to begin in mid-2002. Preliminary engineering continues on the west and deep extensions of the ore body. As the ore body expands at depth and along strike, Bulyanhulu's development team is focused on how best to develop this expanding reserve base.

For 2002, production is expected to increase to 362,000 ounces of gold at $173 per ounce, benefiting from higher grades and recovery rates, particularly in the second half of the year.

Other Properties

Other Properties include seven mines in various stages of closure. Two of the mines were closed in 2001 (Homestake and Mount Charlotte), with five more scheduled to close in 2002 (El Indio, Bousquet, McLaughlin, Ruby Hill and Agua de la Falda). In 2001, Other Properties produced 721,771 ounces of gold, 12 percent of Company production, at an average total cash cost of $198 per ounce.

For 2002, the plan calls for Other Properties to produce 340,000 ounces of gold, 6 percent of Company production, at an average total cash cost of $193 per ounce. By year-end 2002, all of the mines in this group are expected to have ceased operations.

Exploration and Business Development

Total exploration and business development expenditures for the Company were $103 million in 2001, compared to $149 million in 2000. About half of the expensed exploration came in South America, with the balance spent in North America (17 percent), Tanzania (9 percent), Australia (8 percent) and the remainder on business development activities. The Company's exploration strategy is to maintain a geographic mix of projects at different stages in the exploration sequence. The world's changing economic conditions demand that major mining companies undertake more early-stage exploration than in the past because junior exploration companies are no longer active, and there are fewer new discoveries to buy or joint ventures to fund. Accordingly, Barrick is engaged in significant early stage exploration in four major areas where it has significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina.

For 2002, exploration and business development expenditures are expected to total $52 million, of which 32% is expected to be spent in South America, 23% in North America, with 15% spent in Tanzania and Australia. The lower exploration expense reflects the expected conversion of Veladero to reserves under US GAAP early in 2002, allowing ongoing development work at the property to be capitalized, and $13 (after-tax) million in synergies from combining regional exploration offices and projects as a result of the Homestake merger.

Amortization

Amortization totaled $501 million, or $76 per ounce in 2001, compared to $493 million, or $79 per ounce in 2000. The increase in amortization is due in large part to 7 percent higher gold sales, partially offset by lower per ounce amortization at Other Properties, principally Bousquet. For 2002, amortization is expected to decrease to $492 million due to a 10 percent decrease in production, partially offset by higher amortization at certain properties. On a per ounce basis, amortization is expected to increase to $83 per ounce, due to higher amortization at Goldstrike with the completion of Rodeo in 2001, the reduction of reserves at Meikle and higher amortization at the Canadian Properties.

Administration

In 2001, administration costs increased $11 million, or 15 percent over the prior year. For 2002, administration costs are expected to decline 36 percent to $55 million, reflecting the first year of integrating the two companies and the associated administrative synergies. The costs for 2002 include the costs of certain Homestake offices through the first quarter of the year, at which time closures will occur.

Interest Expense

The Company incurred $67 million in interest costs in 2001, related primarily to the Company's $500 million of debentures, $200 million Bulyanhulu project financing and Homestake's $140 million line of credit. Of the amount incurred, $25 million was expensed, with the balance of $42 million capitalized to development and construction activities at Bulyanhulu, Rodeo and Pascua-Lama.

For 2002, interest costs are expected to decline to $55 million, $12 million lower than 2001, as a result of declining interest rates and the repayment in December of Homestake's $140 million line of credit. With the completion of Bulyanhulu and Rodeo and the deferral of Pascua-Lama, the Company expects to expense virtually all of the interest incurred.

Merger and Related Costs

Under US GAAP, the cost of the merger ($117 million) – including severance payments, advisory, legal, accounting, and other costs associated with combining the two companies – was charged to income in the fourth quarter, upon completion of the merger. The costs were higher than the original estimate of $75 to $100 million at the time of the merger announcement, due to higher than planned severance costs as the organizational structure was streamlined more than initially planned. As the integration unfolded, the mandate of the operational review team expanded to involve site visits to the combined Company's eight key assets on four continents during the five months between the date of the announcement and the completion of the merger. While this expanded mandate also contributed to higher merger-related costs, the review team identified opportunities for improvements at each of the Company's properties with implications for increased cost savings and production, and management intends to work with its mine managers to implement changes this year and next.

Litigation

On Jan. 16th, 2002 the Supreme Court of British Columbia ruled in favour of Inmet Mining Corporation, against Homestake Canada relating to the sale of the Troilus gold mine in 1997. The judgment, which has since been appealed, was for $59 million. Barrick has recorded a provision for this amount, which was recorded in the fourth quarter of 2001.

Income Taxes

The Company's effective tax rate for 2001 was 5 percent, compared to 27 percent in 2000, before merger costs and provisions. The 22 percent decline in the effective tax rate is attributable to a higher portion of earnings being realized in a lower-tax jurisdiction. The Company expects the tax rate to remain below 10 percent in 2002, with the benefit of $20 million of tax synergies, primarily related to integrating Barrick and Homestake's North American operations and the Company's corporate office.

Capital Expenditures

Capital expenditures for 2001 totaled $607 million. Principal expenditures included $312 million in North America, comprised of: Betze-Post applied stripping costs ($129 million), underground development of Meikle and Rodeo ($90 million) at the Goldstrike Property, and underground development at the Canadian Mines. In Tanzania, capital expenditures included development work at the Bulyanhulu Mine ($153 million). In Australia, capital expenditures ran $46 million to cover underground development and new mining equipment, while South America incurred $96 million, primarily for engineering and development work at Pascua-Lama and Veladero ($69 million) and $27 million at Pierina.

For 2002, capital expenditures are expected to decline to the lowest level in 14 years, totaling $354 million, including $126 million of deferred stripping costs from prior years. The principal expenditures include $195 million in North America, primarily due to applied stripping costs at Betze-Post ($110 million) and underground development at Meikle and the Canadian Mines; in Tanzania, underground development and processing upgrades at the Bulyanhulu Mine ($56 million); in Australia, million, primarily to expand underground operations, and $40 million in South America, primarily for metallurgical test work and the feasibility and environmental work at Veladero ($39 million), plus applied deferred stripping at Pierina ($16 million).

Cash Flow

Operating cash flow totaled $721 million for 2001, compared to $940 million in 2000. The lower cash flow in 2001 is due in large part to lower accounts payable with the completion of construction at Bulyanhulu and Rodeo, as well as higher cash costs and lower realized prices compared to the prior year.

The Company realized an average price of $317 per ounce on its gold sales, a $46 premium over the average spot price of $271 in 2001. 61 percent of production was sold at an average price of $341 per ounce, representing Barrick's stand-alone production before the merger, while Homestake's largely unhedged production was sold at an average price of $277 per ounce. As per plan, capital expenditures in 2001 were funded by cash flow from operations and the final draw down of Bulyanhulu's project financing.

For 2002, the Company should continue to benefit from its Premium Gold Sales Program, which expects a minimum realized price of $365 per ounce on 50 percent of planned 2002 production, with the balance to be sold at spot.

Outlook for the New Barrick

Half of the Company's 2002 production of 5.7 million ounces of gold is expected to be sold at US$365 per ounce with the balance at spot gold prices. With total cash costs of US$167 per ounce, total production costs are expected to be US$254 per ounce. In addition, the Company expects administration and exploration expenses to decline to US$55 million each, benefiting from the synergies from the merger. Interest expense is expected to be US$55 million, as the Company will no longer be capitalizing interest, with the completion of Bulyanhulu and Rodeo and the deferral of Pascua-Lama. Capital spending is expected to decrease to less than US$230 million (excluding non-cash amortization of deferred mining costs). This would be the lowest level in 14 years, which, based on current gold prices, would result in the highest free cash flows in the Company's history.

Barrick enters 2002 with the strongest balance sheet in the gold mining industry, high quality assets, a cash and short-term investment position of US$733 million and virtually no net debt.

The Company has included cash costs per ounce data because it understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Management believes that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate the ability of the operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Consolidated Statements of Income

(in millions of United States dollars, except per share data, US GAAP basis) (Unaudited)	*Twelve months ended Dec. 31.* 2001	2000
Gold sales	$ 1,989	$ 1,936
Costs and expenses		
Operating	1,080	950
Amortization	501	493
Administration	86	75
Exploration and business development	103	149
Merger and related costs	117	-
Provision for mining assets and other unusual charges	59	1,627
	1,946	3,294
Interest and other income	32	14
Interest on long-term debt	(25)	(26)
Non-hedge derivative gains (loss)	33	(5)
Income (loss) before income taxes and other items	83	(1,375)
Income taxes	14	209
Income (loss) before changes in accounting principles	97	(1,166)
Cumulative effect of changes in accounting principles	(1)	(23)
Net income (loss) for the year	$ 96	$ (1,189)
Net income (loss) for the year per share		
Basic and fully diluted	$ 0.18	$ (2.22)

see accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flow

(in millions of United States dollars, US GAAP basis) (Unaudited)	*Twelve months ended Dec. 31,* 2001	2000
Cash provided by operating activities	$ 721	$ 940
Cash provided by (used in) investing activities		
Property, plant and equipment	(607)	(710)
Short-term investments	(153)	130
Restricted cash	(24)	2
Purchase and sale of mining properties	-	(141)
Other	5	10
Cash (used in) investing activities	(779)	(709)
Cash provided by (used in) financing activities		
Capital stock	7	6
Long-term debt		
Proceeds	55	236
Repayments	(152)	(187)
Dividends	(93)	(94)
Cash (used in) financing activities	(183)	(39)
Effect of exchange rate changes on cash and equivalents	(1)	(6)
Increase (decrease) in cash and equivalents	(242)	186
Cash and equivalents at beginning of year	816	630
Cash and equivalents at end of year	$ 574	$ 816

see accompanying notes to consolidated financial statements

Consolidated Balance Sheets

(in millions of United States dollars, US GAAP basis) (Unaudited)	As at Dec. 31, 2001	As at Dec. 31, 2000
Assets		
Current assets		
Cash and equivalents	$ 574	$ 816
Short-term investments	159	6
Accounts receivable	58	59
Inventories and deferred expenses	223	285
	1,014	1,166
Property, plant and equipment	3,912	3,994
Other assets	276	233
	$ 5,202	$ 5,393
Liabilities		
Accounts payable and accrued liabilities	$ 521	$ 587
Current portion of long-term debt	9	3
	530	590
Long-term debt	793	901
Other long-term obligations	443	401
Deferred income taxes	244	311
	2,010	2,203
Shareholders' equity		
Capital stock	4,062	4,051
Deficit	(763)	(766)
Accumulated other comprehensive loss	(107)	(95)
	3,192	3,190
	$ 5,202	$ 5,393

1. Basis of Presentation

The accompanying unaudited annual financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. They do not include all of the information and disclosures required by United States GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Business Acquisition

On December 14, 2001, a wholly owned subsidiary of Barrick merged with Homestake Mining Company. Under the terms of the agreement, approximately 139.5 million shares of Barrick common stock were issued in exchange for all the outstanding shares of Homestake common shares based upon an exchange ratio of 0.53:1. The merger was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined. Certain reclassifications have been made to conform the presentation of Barrick and Homestake.

3. Commitments and Contingencies

Premium Gold Sales Program

Barrick's Premium Gold Sales Program as at December 31, 2001 is made up as follows and incorporates all positions associated with the Homestake merger on December 14, 2001.

The average price of the spot deferred contracts reflects the expected future value incorporating an average lease rate assumption of 2.00 percent. Lease rates are fixed on 100 percent of the position to 2005. The weighted average lease rate on the total spot deferred position is 1.97 percent.

At December 31, 2001, the mark-to-market gain on Barrick's Premium Gold Sales Program was $356 million calculated at a spot price of $279 per ounce, prevailing market interest rates and volatilities.

	2002	2003	2004	2005	2006	2007	2008+	Totals
Spot Deferred Contracts								
Ounces (000)	2,800	2,600	2,800	1,400	1,500	1,500	5,600	18,200
Average Price ($/oz.)	365	340	340	340	341	343	345	345
Min-Max Contracts								
Ounces (000)	1,600							1,600
Average Floor Price ($/oz.)	272							272
Average Cap Price ($/oz.)	297							297
Short-Term Call Options Sold								
Ounces (000)	1,330							1,330
Average Strike ($/oz.)	303							303
Long-Term Call Options Sold								
Ounces (000)		425	570	550	370	190	900	3,005
Average Strike ($/oz.)		363	328	336	364	377	358	350

All dollar amounts are in United States dollars, unless otherwise indicated.

Silver Sales Program

Barrick's Silver Sales Program as at December 31, 2001 is made up as follows:

	2002	2003	2004	2005+	Totals
Spot Deferred Contracts					
Ounces (000)	11,000	7,000	3,000	3,000	24,000
Average Price ($/oz)	5.00	5.10	5.10	5.10	5.05
Short-Term Call Options Sold					
Ounces (000)	12,000				12,000
Average Strike ($/oz)	4.88				4.88
Long-Term Call Options Sold					
Ounces (000)		3,750	2,000	2,000	7,750
Average Strike ($/oz)		5.25	5.50	5.00	5.26

Lease rates are fixed on 100 percent of the hedged positions to their intended delivery date. At December 31, 2001, the unrealized mark-to-market gain on the Silver Sales Program was $9 million calculated at a spot price of $4.61 per ounce, prevailing market interest rates and volatilities.

Spot Deferred Investments

Barrick's total spot deferred position has a nominal value of approximately $5.5 billion on which it earns an interest return. The Company achieves an interest return on this asset and the credit rating associated with this return is that of its hedging counterparties (average "AA"). The Company has conservatively diversified this investment by exchanging a portion of this return for a return based on a professionally managed diversified basket of bond funds/indices.

At December 31, 2001, 83 percent of the position was invested with "AA" hedging counterparties and the balance of 16 percent was invested in a basket of bond funds/indices with an average credit rating of "A-". The credit quality on the entire hedge position asset of $5.5 billion is "AA-".

Call Options Sold

The sold options can only be exercised by the counterparties on the expiry date and can be converted, at Barrick's option, into spot deferred contracts and rolled forward for up to 15 years. There is no requirement for Barrick to cash settle these transactions.

Credit Lines

Barrick's Program is not subject to margin requirements at any market price.

Other Items

Barrick's Currency Program as at December 31, 2001 is made up as follows:

At December 31, 2001, the unrealized mark-to-market loss on the Currency Program was $8 million calculated at prevailing spot prices, market interest rates and volatilities.

	2002	2003	2004	2005+	Totals
CANADIAN DOLLAR					
Forwards					
C$ (millions)	16				16
Average Price (US¢)	0.63				0.63
Min-Max Contracts					
C$ (millions)	80	88			168
Average Floor Price (US¢)	0.64	0.64			0.64
Average Cap Price (US¢)	0.67	0.67			0.67
AUSTRALIAN DOLLAR					
Forwards					
A$ (millions)	10	10	10	20	50
Average Price (US¢)	0.52	0.52	0.52	0.52	0.52
Min-Max Contracts					
A$ (millions)	20	20	20	40	100
Average Floor Price (US¢)	0.51	0.51	0.51	0.51	0.51
Average Cap Price (US¢)	0.52	0.52	0.52	0.52	0.52

4. Segment Information

For the twelve months ended Dec. 31, (in millions of United States dollars, US GAAP basis) (Unaudited)		2001	2000
Revenues - gold sales	Goldstrike	$ 823	$ 850
	Pierina	319	295
	Bulyanhulu	60	-
	Kalgoorlie	104	111
	Eskay Creek	87	88
	Hemlo	83	80
	Plutonic	79	71
	Round Mountain	103	63
	Other	331	378
		1,989	1,936
Operating costs	Goldstrike	473	401
	Pierina	45	41
	Bulyanhulu	35	-
	Kalgoorlie	80	76
	Eskay Creek	16	7
	Hemlo	61	56
	Plutonic	49	54
	Round Mountain	77	50
	Other	244	265
		1,080	950
Amortization	Goldstrike	138	128
	Pierina	175	176
	Bulyanhulu	17	-
	Kalgoorlie	17	18
	Eskay Creek	40	58
	Hemlo	10	10
	Plutonic	12	10
	Round Mountain	18	12
	Other	74	81
		501	493
Segment income before income taxes	Goldstrike	212	321
	Pierina	99	78
	Bulyanhulu	8	-
	Kalgoorlie	7	17
	Eskay Creek	31	24
	Hemlo	12	14
	Plutonic	18	7
	Round Mountain	8	1
	Other	13	31
		408	493

4. Segment Information continued

For the twelve months ended Dec. 31, *(in millions of United States dollars, US GAAP basis) (Unaudited)*	2001	2000
Provision for mining assets & other unusual changes		
Pascua-Lama	-	(1,036)
Goldstrike	-	(300)
Pierina	-	(184)
Homestake	-	(42)
Other	(59)	(65)
	(59)	(1,627)
Exploration and business development	(103)	(149)
Merger and related costs	(117)	-
Corporate expenses, net	(46)	(92)
Income taxes	14	209
Net income (loss) before changes in accounting principles	97	(1,166)
Cumulative effect of changes in accounting principles	(1)	(23)
Net income (loss)	$ 96	$ (1,189)

5. Supplemental Cash Flow Information

(in millions of United States dollars, US GAAP basis) (Unaudited)	*Twelve months ended Dec. 31,* 2001	2000
Components of cash provided by operating activities are as follows:		
Net income (loss)	$ 96	$ (1,189)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization	501	493
Amortization of deferred stripping costs	150	137
Deferred income taxes	(50)	(287)
Provision for mining assets	-	1,627
Reclamation and closure costs (net)	19	(4)
Deferred gains on closeout of forward sales contracts	(11)	4
Unrealized foreign currency exchange losses on intercompany debt	-	16
Change in fair value of derivative instruments	16	13
Recovery of taxes on development costs	-	27
Cumulative effect of changes in accounting principles	1	23
Other items	4	11
Change in operating assets and liabilities:		
Accounts receivable	(2)	21
Inventories and deferred expenses	67	(33)
Accounts payable and accrued liabilities	(70)	81
Cash provided by operating activities	$ 721	$ 940

Mine Statistics

3v

UNITED STATES

For the twelve months ended Dec. 31,	Betze-Post 2001	Betze-Post 2000	Meikle 2001	Meikle 2000	Goldstrike Total 2001	Goldstrike Total 2000	Round Mountain 2001	Round Mountain 2000
Tons mined *(thousands)*	154,233	143,205	1,373	1,257	155,606	144,462	70,243	69,975
Tons milled *(thousands)*	9,187	7,438	1,375	1,239	10,562	8,677	3,702	3,387
Average grade *(ounces per ton)*	0.200	0.250	0.560	0.700	0.250	0.320	0.050	0.045
Recovery rate *(percent)*	85.1%	87.5%	93.0%	92.9%	87.4%	89.2%	83.7%	83.1%
Production *(thousands of ounces)*	1,550	1,646	713	806	2,263	2,452	373	244
Production costs per ounce								
Cash operating costs	$ 207	$ 183	$ 133	$ 97	$ 183	$ 154	$ 176	$ 191
Royalties and production taxes	8	12	14	20	10	15	11	11
Total cash costs	215	195	147	117	193	169	187	202
Amortization	49	49	72	62	57	53	46	53
Reclamation	3	3	2	2	3	3	16	17
Total production costs	267	247	221	181	253	225	249	272
Capital expenditures *(US$ millions)*	$ 161	$ 46	$ 90	$ 80	$ 251	$ 126	$ 15	$ 3

AUSTRALIA

For the twelve months ended Dec. 31,	Plutonic 2001	Plutonic 2000	Darlot 2001	Darlot 2000	Lawlers 2001	Lawlers 2000	Kalgoorlie 2001	Kalgoorlie 2000
Tons mined *(thousands)*	12,134	11,677	794	784	628	517	92,601	92,999
Tons milled *(thousands)*	3,496	3,347	806	768	775	729	13,192	13,822
Average grade *(ounces per ton)*	0.091	0.085	0.161	0.171	0.141	0.145	0.066	0.068
Recovery rate *(percent)*	91.3%	89.1%	96.5%	96.8%	95.2%	95.9%	84.3%	87.2%
Production *(thousands of ounces)*	288	254	125	127	104	101	384	394
Production costs per ounce *(A$)*								
Cash operating costs	$ 308	$ 331	$ 323	$ 321	$ 357	$ 359	$ 380	$ 315
Royalties and production taxes	14	9	12	9	13	9	13	10
Total cash costs	322	340	335	330	370	368	393	325
Amortization	79	76	83	72	88	62	87	72
Reclamation	8	6	4	4	15	20	9	10
Total production costs *(A$)*	409	422	422	406	473	450	489	407
Total cash costs *(US$)*	$ 166	$ 198	$ 173	$ 192	$ 191	$ 214	$ 203	$ 189
Total Production Costs *(US$)*	$ 211	$ 246	$ 219	$ 236	$ 243	$ 262	$ 252	$ 237
Capital expenditures *(US$ millions)*	$ 11	$ 12	$ 11	$ 12	$ 5	$ 10	$ 19	$ 15

Mine Statistics

CANADA	Hemlo		Eskay Creek		Holt-McDermott	
For the twelve months ended Dec. 31,	2001	2000	2001	2000	2001	2000
Tons mined *(thousands)*	6,876	5,271	230	212	489	525
Tons milled *(thousands)*	3,849	3,247	108	96	497	536
Average grade *(ounces per ton)*	0.170	0.190	0.940	0.940	0.177	0.177
Recovery rate *(percent)*	93.1%	94.8%	89.8%	89.4%	95.4%	95.6%
Production *(thousands of ounces)*	308	305	321	333	84	91
Production costs per ounce						
Cash operating costs	$ 189	$ 183	$ 46	$ 15	$ 163	$ 146
Royalties and production taxes	7	7	3	4	2	2
Total cash costs	196	190	49	19	165	148
Amortization	31	32	126	126	88	101
Reclamation	5	3	1	1	5	5
Total production costs	232	225	176	146	258	254
Capital expenditures *(US$ millions)*	$ 6	$ 5	$ 10	$ 6	$ 7	$ 6

	PERU Pierina		AFRICA Bulyanhulu		OTHER MINES closing in 2002	
For the twelve months ended Dec. 31,	2001	2000	2001	2000	2001	2000
Tons mined *(thousands)*	30,742	30,712	455	-		
Tons milled *(thousands)*	-	-	778	-		
Average grade *(ounces per ton)*	0.097	0.100	0.380	-		
Recovery rate *(percent)*	-	-	82.3%	-		
Production *(thousands of ounces)*	911	822	242		721	827
Production costs per ounce						
Cash operating costs	$ 40	$ 43	$ 186	-		
Royalties and production taxes	-	-	11	-		
Total cash costs	40	43	197	-	198	212
Amortization	187	207	97	-	48	63
Reclamation	8	7	1	-	32	17
Total production costs	235	257	295	177	278	292
Capital expenditures *(US$ millions)*	$ 27	$ 49	$ 153	$ 177	$ 6	$ 10

Summary of Gold Mineral Reserves and Mineral Resources

For the year ended December 31,		2001			2000		
Based on attributable ounces		Tons (000's)	Grade (oz/ton)	Ounces (000's)	Tons (000's)	Grade (oz/ton)	Ounces (000's)
UNITED STATES							
Betze-Post	(proven and probable)	108,854	0.151	16,433	116,449	0.155	18,000
	(mineral resource)	49,861	0.069	3,450	55,892	0.063	3,509
Meikle	(proven and probable)	8,992	0.439	3,946	14,100	0.458	6,451
	(mineral resource)	13,512	0.433	5,847	10,234	0.365	3,739
Goldstrike Property Total	(proven and probable)	117,846	0.173	20,379	130,549	0.187	24,451
	(mineral resource)	63,373	0.147	9,297	66,126	0.110	7,248
Round Mountain (50%)	(proven and probable)	118,489	0.019	2,245	136,600	0.019	2,609
	(mineral resource)	32,857	0.015	493	9,353	0.022	206
Marigold (33%)	(proven and probable)	25,177	0.027	680	10,085	0.035	355
	(mineral resource)	44,115	0.014	632	6,880	0.029	200
CANADA							
Eskay Creek	(proven and probable)	1,426	1.245	1,775	1,617	1.310	2,118
	(mineral resource)	575	0.504	290	456	0.387	176
Hemlo (50%)	(proven and probable)	21,788	0.116	2,517	14,610	0.164	2,397
	(mineral resource)	17,823	0.067	1,203	442	0.141	62
Holt-McDermott	(proven and probable)	1,371	0.214	293	2,088	0.194	406
	(mineral resource)	2,188	0.237	518	2,829	0.155	438
SOUTH AMERICA							
Pascua-Lama	(proven and probable)	296,411	0.057	16,862	296,411	0.057	16,862
	(mineral resource)	242,686	0.030	7,166	242,685	0.030	7,166
Veladero	(proven and probable)	196,573	0.043	8,416	88,843	0.044	3,920
	(mineral resource)	133,003	0.030	3,954	135,558	0.044	5,930
Pierina	(proven and probable)	89,233	0.053	4,748	92,925	0.061	5,655
	(mineral resource)	89,056	0.015	1,332	17,753	0.033	586
AUSTRALIA							
Plutonic	(proven and probable)	8,526	0.186	1,588	9,501	0.131	1,240
	(mineral resource)	19,991	0.134	2,686	9,272	0.163	1,511
Lawlers	(proven and probable)	3,539	0.143	505	2,605	0.145	378
	(mineral resource)	4,386	0.195	854	2,638	0.188	496
Darlot	(proven and probable)	8,062	0.166	1,341	8,921	0.157	1,405
	(mineral resource)	4,654	0.118	549	3,904	0.111	433
Yilgarn District Total	(proven and probable)	20,127	0.171	3,434	21,027	0.144	3,023
	(mineral resource)	29,031	0.141	4,089	15,814	0.154	2,440
Kalgoorlie (50%)	(proven and probable)	93,641	0.061	5,724	104,555	0.060	6,270
	(mineral resource)	118,443	0.079	9,303	81,020	0.072	5,833
Cowal	(proven and probable)	56,395	0.049	2,770	-	-	-
	(mineral resource)	68,413	0.031	2,133	-	-	-
AFRICA							
Bulyanhulu	(proven and probable)	28,026	0.428	12,009	23,373	0.428	10,015
	(mineral resource)	9,255	0.465	4,308	7,383	0.618	4,566
OTHER	(proven and probable)	3,795	0.111	420	10,763	0.113	1,219
	(mineral resource)	12,555	0.141	1,773	17,208	0.146	2,507
TOTAL	(proven and probable)	1,070,298	0.077	82,272	933,446	0.085	79,300
	(mineral resource)	863,373	0.054	46,491	603,507	0.062	37,358

Gold Mineral Resources

As at December 31, 2001	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED			TOTAL		
Based on attributable ounces	Tons (000's)	Grade (oz/ton)	Ounces (000's)	Tons (000's)	Grade (oz/ton)	Ounces (000's)	Ounces (000's)	Tons (000's)	Grade (oz/ton)	Ounces (000's)	Tons (000's)	Grade (oz/ton)	Ounces (000's)
UNITED STATES													
Betze-Post	14,497	0.067	968	34,626	0.070	2,429	3,397	738	0.071	53	49,861	0.069	3,450
Meikle	2,784	0.756	2,104	4,912	0.370	1,819	3,923	5,816	0.331	1,924	13,512	0.433	5,847
Goldstrike Property Total	17,281	0.178	3,072	39,538	0.107	4,248	7,320	6,554	0.302	1,977	63,373	0.147	9,297
Round Mountain (50%)	1,479	0.023	34	2,434	0.024	58	92	28,944	0.014	401	32,857	0.015	493
Marigold (33%)	4.922	0.017	84	31,707	0.014	432	516	7,486	0.016	116	44,115	0.014	632
CANADA													
Eskay Creek	-	-	-	426	0.460	196	196	149	0.629	94	575	0.504	290
Hemlo (50%)	3,845	0.047	181	3,884	0.050	196	377	10,094	0.082	826	17,823	0.067	1,203
Holt-McDermott	115	0.200	23	1,247	0.236	295	318	826	0.243	200	2,188	0.237	518
SOUTH AMERICA													
Pascua-Lama	3,962	0.055	216	111,883	0.031	3,475	3,691	126,841	0.027	3,475	242,686	0.030	7,166
Veladero	3,951	0.034	133	60,731	0.030	1,831	1,964	68,321	0.029	1,990	133,003	0.030	3,954
Pierina	10,061	0.011	112	73,281	0.015	1,130	1,242	5,714	0.016	90	89,056	0.015	1,332
AUSTRALIA													
Plutonic	1,499	0.057	85	12,994	0.136	1,761	1,846	5,498	0.153	840	19,991	0.134	2,686
Lawlers	1,491	0.172	256	1,972	0.210	413	669	923	0.200	185	4,386	0.195	854
Darlot	2,100	0.132	277	2,526	0.105	264	541	28	0.286	8	4,654	0.118	549
Yilgarn District Total	5,090	0.121	618	17,492	0.139	2,438	3,056	6,449	0.160	1,033	29,031	0.141	4,089
Kalgoorlie (50%)	26,125	0.069	1,791	50,265	0.081	4,090	5,881	42,053	0.081	3,422	118,443	0.079	9,303
Cowal	1,480	0.019	28	30,024	0.019	567	595	36,909	0.042	1,538	68,413	0.031	2,133
AFRICA													
Bulyanhulu	-	-	-	5,429	0.402	2,184	2,184	3,826	0.555	2,124	9,255	0.465	4,308
OTHER	1,236	0.121	150	9,264	0.087	805	955	2,055	0.398	818	12,555	0.141	1,773
TOTAL	79,547	0.081	6,442	437,605	0.050	21,945	28,387	346,221	0.052	18,104	863,373	0.054	46,491

Gold Mineral Reserves

As at December 31, 2001

Based on attributable ounces

	PROVEN Tons (000's)	PROVEN Grade (oz/ton)	PROVEN Ounces (000's)	PROBABLE Tons (000's)	PROBABLE Grade (oz/ton)	PROBABLE Ounces (000's)	TOTAL Tons (000's)	TOTAL Grade (oz/ton)	TOTAL Ounces (000's)
UNITED STATES									
Betze-Post	54,445	0.135	7,340	54,409	0.167	9,093	108,854	0.151	16,433
Meikle	2,288	0.549	1,256	6,704	0.401	2,690	8,992	0.439	3,946
Goldstrike Property Total	56,733	0.152	8,596	61,113	0.193	11,783	117,846	0.173	20,379
Round Mountain (50%)	87,983	1.587	1,587	30,506	0.022	658	118,489	0.019	2,245
Marigold (33%)	5,047	0.030	154	20,130	0.026	526	25,177	0.027	680
CANADA									
Eskay Creek	756	1.697	1,283	670	0.734	492	1,426	1.245	1,775
Hemlo (50%)	15,756	0.116	1,835	6,032	0.113	682	21,788	0.116	2,517
Holt-McDermott	127	0.196	25	1,244	0.215	268	1,371	0.214	293
SOUTH AMERICA									
Pascua-Lama	37,738	0.062	2,355	258,673	0.056	14,507	296,411	0.057	16,862
Veladero	14,781	0.053	787	181,792	0.042	7,629	196,573	0.043	8,416
Pierina	53,540	0.054	2,891	35,693	0.052	1,857	89,233	0.053	4,748
AUSTRALIA									
Plutonic	2,112	0.045	96	6,414	0.233	1,492	8,526	0.186	1,588
Lawlers	1,036	0.141	146	2,503	0.143	359	3,539	0.143	505
Darlot	5,218	0.156	815	2,844	0.185	526	8,062	0.166	1,341
Yilgarn District Total	8,366	0.126	1,057	11,761	0.202	2,377	20,127	0.171	3,434
Kalgoorlie (50%)	42,108	0.057	2,417	51,533	0.064	3,307	93,641	0.061	5,724
Cowal	3,058	0.055	169	53,337	0.049	2,601	56,395	0.049	2,770
AFRICA									
Bulyanhulu	1,463	0.412	603	26,563	0.429	11,406	28,026	0.428	12,009
OTHER	3,652	0.110	401	143	0.133	19	3,795	0.111	420
TOTAL	331,108	0.073	24,160	739,190	0.079	58,112	1,070,298	0.077	82,272